MERRILL LYNCH, PIERCE, FENNER & SMITH

                              INCORPORATED

GOLDMAN, SACHS & CO.

CREDIT SUISSE SECURITIES (USA) LLC

DEUTSCHE BANK SECURITIES INC.

BARCLAYS CAPITAL INC.

c/o Merrill Lynch, Pierce, Fenner & Smith

                             Incorporated

One Bryant Park

New York, New York 10036

c/o Goldman, Sachs & Co.

200 West Street

New York, New York 10282-2198

c/o Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010

March 26, 2012

Re:	Rexnord Corporation
Registration Statement on Form S-1
Registration File No. 333-174504

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Attention: Mr. Russell Mancuso

Dear Mr. Mancuso:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that we have distributed approximately 7,775 copies of the Preliminary Prospectus issued March 19, 2012 through the date hereof to prospective underwriters, institutions, dealers and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of Rexnord Corporation for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Time on March 28, 2012, or as soon thereafter as practicable.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
GOLDMAN, SACHS & CO. CREDIT SUISSE SECURITIES (USA) LLC
DEUTSCHE BANK SECURITIES INC.
BARCLAYS CAPITAL INC.

Acting severally on behalf of themselves and the several Underwriters

By:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Michele A. H. Allong
Michele A. H. Allong
Authorized Signatory

By:	Goldman, Sachs & Co.

By:	/s/ Goldman, Sachs & Co.
Goldman, Sachs & Co.

By:	Credit Suisse Securities (USA) LLC

By:	/s/ Michael North
Michael North
Director

By:	Deutsche Bank Securities Inc.

By:	/s/ Randy Kurtz
Randy Kurtz
Managing Director

By:	/s/ Isobel van Daesdonk
Isobel van Daesdonk
Director

Signature page to Underwriter Acceleration Request

By:	Barclays Capital Inc.

By:	/s/ Victoria Hale
Victoria Hale
Vice President

Signature page to Underwriter Acceleration Request